September 21, 2012

Rajib Chanda

T+1 202 508 4671

F+1 202 383 7793

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Preliminary Proxy Statement

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Artisan Funds’ preliminary proxy statement, which was filed on Schedule 14A with the SEC on September 7, 2012. You communicated these comments to Alexandra Oprescu and Jimena Acuña Smith of Ropes & Gray LLP via telephone on September 14, 2012. The Staff’s comments and Artisan Funds’ responses are set forth below.

1.	Comment: Please add disclosure to the bold face language in Proposal 1 explaining that shareholders have the option to vote on the election of each director nominee separately. Please also add disclosure to the bold face language in Proposal 2 explaining that shareholders have the option to vote on each amendment of a “fundamental” investment restriction of the Funds separately.

Response: The requested changes have been made.

2.	Comment: Please expand the disclosure about the board of directors’ (the “Board”) recommendation to shareholders of Artisan International Fund (the “Fund”) that they vote against Proposal 4 (the “Shareholder Proposal”).

Response: Additional disclosure has been added to the Board’s recommendation section in the Shareholder Proposal.

3.	Comment: Please explain what is meant by “or otherwise to the extent consistent with applicable law” in the Funds’ proposed new fundamental investment restriction with respect to the issuance of senior securities (“Proposal 2.A”).

Response: As noted in Proposal 2.A, the quoted language above would allow each Fund to issue any class of securities which is senior to the Fund’s shares of beneficial interest to the full extent permitted by any changes in the law without having to obtain a shareholder vote.

4.	Comment: Please either revise the following italicized language in the Fund’s proposed new fundamental investment restriction with respect to borrowing (“Proposal 2.B”) to indicate that it is the Fund’s responsibility to earmark liquid securities, not the custodian’s responsibility, or explain in the paragraph following the new fundamental investment restriction that it is the Fund’s responsibility to earmark liquid securities: “a Fund may enter into transactions that are technically borrowings under the Investment Company Act of 1940, as amended (the “1940 Act”), because they involve the sale of a security coupled with an agreement to repurchase that security (e.g., reverse repurchase agreements, dollar rolls and other similar investment techniques) without regard to the asset coverage restriction described in (a) above, so long as and to the extent that a Fund’s custodian earmarks and maintains liquid securities equal in value to its obligations in respect of these transactions.”

Response: We have removed the reference to “custodian” in the italicized language above of Proposal 2.B to indicate that a Fund earmarks and maintains liquid securities.

5.	Comment: The reference to “total” assets in the Funds’ proposed new fundamental investment restriction with respect to concentrating investments in a particular industry (“Proposal 2.C”) is inconsistent with Instruction 4 to Item 9(b) of Form N-1A, which states that the Funds should “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”

Response: We respectfully submit that Proposal 2.C is consistent with applicable law and SEC guidance and decline to make any changes. Section 8(b)(1) of the 1940 Act requires that every registered investment company include in its registration statement a recital of its policies with respect to certain activities, including concentration of investments in a particular industry or group of industries. In Guide 19 to Form N-1A, the staff of the SEC (“SEC Staff”) states that “it is the position of the staff that investment…of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration,” without specifying a requirement for net versus total assets (emphasis added). Release No. IC 13436 (August 12, 1983) (the guidelines set forth in the release were not formally withdrawn). More specifically, however, the SEC Staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry” (emphasis added). The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)). Instruction 4 to Item 9(b) of Form N-1A suggests that the appropriate measure may be net assets, but this reference does not appear to be supported by previous SEC guidance and appears to be an example rather than a change in SEC guidance. Therefore, we believe that the proposed change from “net” assets to “total” assets in Proposal 2.C is consistent with applicable law and SEC guidance.

6.	Comment: In the paragraph explaining the Funds’ new fundamental investment restriction with respect to diversification of investments, please clarify that the following language is consistent with Section 5(b)(1) of the 1940 Act: “the proposed amendment would allow each Fund to hold more than 10% of an issuer’s outstanding voting securities with respect to 25% of the Fund’s total assets.”

Response: The requested clarification has been made.

7.	Comment: For each sub-proposal 2.A through 2.G of Proposal 2, the disclosure should highlight and explain any downsides, such as increased risks, that may result from the proposed changes to the Funds’ fundamental investment restrictions or, if the proposed changes are not expected to result in any substantive changes in the strategies of the Funds, the disclosure should state the same.

Response: The disclosure for each sub-proposal 2.A through 2.G of Proposal 2 explains the differences between the current and proposed fundamental investment restrictions and notes that the Adviser has no present intention to change the investment strategy of any Fund if the proposed fundamental investment restrictions are approved by shareholders.

Please do not hesitate to call me at 202-508-4671, Alexandra Oprescu at 415-315-2334 or Jimena Acuña Smith at 415-315-2306 if you have any questions or require additional information.

Regards,

/s/ Rajib Chanda

Rajib Chanda